UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Subject Company)

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

751198102

(CUSIP Number of Class of Securities)

Timothy A. Miller

President, Chief Executive Officer and Chairman

Rally Software Development Corp.

3333 Walnut Street

Boulder, Colorado 80301

(303) 565-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Michael L. Platt Jamie Leigh Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021 (720) 566-4000	David Huberman General Counsel and Secretary Rally Software Development Corp. 3333 Walnut Street Boulder, Colorado 80301 (303) 565-2800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Rally Software Development Corp. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2015, as amended on June 10, 2015, June 18, 2015 and June 24, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Grand Prix Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CA, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $19.50 per Share, net to the seller in cash (without interest and less any required withholding taxes),  upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on June 8, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.         Additional Information.

The 14D-9 is hereby amended and supplemented by adding the following paragraph to the end of Item 8:

“The Offer expired at 12:01 A.M., Eastern Time, on July 8, 2015. Parent and Purchaser were advised by the Computershare Trust Company, N.A, in its capacity as depository for the Offer (the “Depository”), that as of the expiration of the Offer, a total of 21,921,209 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 84.59% of the outstanding Shares as of 12:01 A.M., Eastern Time, on July 8, 2015. Additionally, the Depositary advised Parent and the Purchaser that an additional 219,884 Shares had been tendered by notice of guaranteed delivery, representing approximately .84% of the outstanding Shares at such time. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the minimum condition as described and defined in the Schedule TO. All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and is required to promptly pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Following the acceptance of the Shares tendered in the Offer, Purchaser had acquired sufficient Shares to consummate the Merger without a vote of Rally’s stockholders in accordance with Section 251(h) of the DGCL, and on July 8, 2015, following acceptance of the tendered Shares, Purchaser merged with and into Rally, with Rally surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than shares owned by the Parent, Rally or Purchaser or any of their direct or indirect wholly owned subsidiaries and Shares with respect to which appraisal rights were properly exercised in accordance with the DGCL) was cancelled and automatically converted into the right to receive an amount equal to the Offer Price, net to the holder in cash, without interest and less any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the NYSE and deregistered under the Exchange Act.

On July 8, 2015, the Company and Parent issued a joint press release announcing the expiration and results of the Offer. Such press release is attached as Exhibit (a)(5)(C) and is incorporated by reference herein.”

Item 9.         Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(C) the Exhibit as follows:

(a)(5)(D)

Joint Press Release of CA, Inc. and Rally Development Corp. dated July 8, 2015 (incorporated by reference to Exhibit (a)(5)(B) to CA, Inc.’s Amendment No. 4 to the Tender Offer Statement on Schedule TO, filed on July 8, 2015).

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

RALLY SOFTWARE DEVELOPMENT CORP.

By:	/s/ Timothy A. Miller
Name: Timothy A. Miller Title: President Chief Executive Officer and Chairman

Dated: July 8, 2015

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